NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,452,632	2,479,835

Total Diluted Shares	2,471,476	2,509,369

Net Income	$524,967	$873,741

Basic Earnings Per Share	$0.21	$0.35

Diluted Earnings Per Share	$0.21	$0.35

	Nine Months Ended	Nine Months Ended
	March 31, 2007	March 31, 2006
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,451,298	2,509,718

Total Diluted Shares	2,471,156	2,543,791

Net Income	$1,396,991	$2,987,034

Basic Earnings Per Share	$0.57	$1.19

Diluted Earnings Per Share	$0.57	$1.17